SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 6)(1)

Westaff, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

957070 10 5

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 957070 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stover Revocable Trust dated November 16, 1988, as amended

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,975,769

	6.	Shared Voting Power 5,434,346

	7.	Sole Dispositive Power 3,975,769

	8.	Shared Dispositive Power 5,434,346

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,410,115

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 58.91%

12.	Type of Reporting Person (See Instructions) 00

Item 1.
(a)	Name of Issuer Westaff, Inc.
(b)	Address of Issuer's Principal Executive Offices 298 North Wiget Lane, Walnut Creek, California 94598

Item 2.
(a)	Name of Person Filing Stover Revocable Trust dated November 16, 1988, as amended
(b)	Address of Principal Business Office or, if none, Residence 298 North Wiget Lane, Walnut Creek, California 94598
(c)	Citizenship United States
(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 957070 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 9,410,115
	(b)	Percent of class: 58.91%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 3,975,769
		(ii)	Shared power to vote or to direct the vote 5,434,346(1)
		(iii)	Sole power to dispose or to direct the disposition of 3,975,769

(iv) Shared power to dispose or to direct the disposition of 5,434,346(1)

(1)    Includes:

(a)   32,807 shares of Common Stock directly owned by the Stover Charitable Remainder Unitrust dated August 1, 1994, of which W. Robert Stover, a Co-Trustee of the Reporting Person (“Mr. Stover”), is a Co-Trustee.

(b)   2,884,247 shares of Common Stock directly owned by The Stover Foundation, a California nonprofit religious corporation, of which Mr. Stover is the Vice President, Treasurer and Director.  Mr. Stover has shared voting and dispositive power with The Stover Foundation’s board members for the 2,000,000 shares.   The Stover Foundation’s board, with the exception of Mr. Stover, has shared voting and dispositive power for the 884,247 shares.

(c)   2,517,292 shares of Common Stock directly owned by the Stover 1999 Charitable Remainder Unitrust dated April 21, 1999, of which Mr. Stover is a Co-Trustee and has shared voting and dispositive power with the other trustee, Parker T. Williamson.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [    ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Joan C. Stover, Co-Trustee of Stover Revocable Trust dated November 16, 1988, as amended.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2003
Date
/s/ W. Robert Stover
Signature
W. Robert Stover Co-Trustee, Stover Revocable Trust dated November 16, 1988, as amended
Name/Title